Exhibit 99.1

Annual General Meeting of Holders of Common Shares
of
ALMADEN MINERALS LTD.
(the "Issuer")

held on June 29, 2017

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 7	Carried	15,162,113	27,550
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	15,005,392	184,271
(b) Morgan Poliquin	Elected	15,156,562	33,101
(c) John McCleary	Elected	14,994,939	194,724
(d) Mark T. Brown	Elected	15,005,959	183,704
(e) Gerald G. Carlson	Elected	14,992,059	197,604
(f) William J. Worrall	Elected	15,003,389	186,274
(g) David Strang	Elected	15,153,389	36,274
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	15,153,263	36,400
			Against
4. Approve the unallocated options, rights or other entitlements under the Stock Option Plan	Carried	10,113,234	737,864
5. Amend and reconfirm Shareholder Rights Plan	Carried	14,971,405	218,258

Dated at Vancouver, B.C., this 29th day of June, 2017.

ALMADEN MINERALS LTD.

Per:
"Morgan Poliquin"
_______________________
Morgan Poliquin
President and CEO